Eliot's Adult Nut Butters

PROFIT AND LOSS

January - December 2018

	TOTAL
Income	
Discounts Given	-31,880.66
Sales of Product Income	13,877.09
Sales Revenue	304,690.58
Square Income	1,879.30
Total Income	**$288,566.31**
Cost of Goods Sold	
COGS - Food Purchases	-11,229.92
Cost of Goods Sold	-259.56
COGS - Postage/Mailing	22,932.11
COGS - Shipping Supplies	8,462.15
Merchant Service Fees	1,011.11
PayPal Fees	680.96
Square Fees	587.56
Total Merchant Service Fees	**2,279.63**
Total Cost of Goods Sold	**33,414.33**
Purchases	
COGS - Food Purchases	128,413.56
COGS - Packaging Costs	20,304.98
COGS - Vendor Discounts	-227.38
Total Purchases	**148,491.16**
Total Cost of Goods Sold	**$170,675.57**
GROSS PROFIT	**$117,890.74**
Expenses	
Advertising/Promotion	156.15
Advertising & Marketing	4,252.04
Photography	540.00
Promotional Supplies	1,938.17
Social Media Storage	36.87
Trade Shows & Sales Events	
Supplies for Events	4,293.12
Trade Show	20,950.73
Total Trade Shows & Sales Events	**25,243.85**
Total Advertising/Promotion	**32,167.08**
Amazon charges	175.81
Amazon Marketing	15,158.56
Co op Deductions	9,279.73
Damage Allownace	633.51
External bubble wrapping(Charge Back)	674.36
Fulifllment/Distributor Shipping Cost	216.75
Misc Charge	2,598.28
On-Time Non-Compliance	31.71
PROVISION_FOR_RECEIVABLE	2,068.38

	TOTAL
Shortage Claim	1,970.75
Total Amazon charges	**32,807.84**
Automobile Expenses	0.00
Bank Charges Exp	387.31
Loan Processing Fee	1,530.00
Total Bank Charges Exp	**1,917.31**
Charitable Contributions	110.00
Contractor/Consulting Fee	39,939.55
Deprec and Amort Expense	513.00
Dues & Subscriptions	815.36
Insurance Expense	4,957.80
Legal & Professional Fees Exp	
Attorney/Law Fee	1,186.88
Bookkeeping & Accountancy Fee	3,973.42
Fundbox Fees	1,878.80
Payroll Fees Exp	870.00
Total Legal & Professional Fees Exp	**7,909.10**
Meals and Entertainment	1,792.81
Travel Meals	1,920.09
Total Meals and Entertainment	**3,712.90**
Office Expenses	46.40
Computer Expense	254.83
Office Supplies	3,222.82
Software/Web	4,191.98
Total Office Expenses	**7,716.03**
Payroll Expenses	
Gross Wages Exp	49,269.20
Payroll Taxes Exp	5,390.17
Total Payroll Expenses	**54,659.37**
Rent or Lease Exp	12,835.64
Repair & Maintenance	91.85
Research & Product Development	341.70
Taxes and Licenses	
Licenses/Tax Exp	100.00
Registration	1,359.75
Total Licenses/Tax Exp	**1,459.75**
Total Taxes and Licenses	**1,459.75**
Travelling	451.21
Accommodation	3,161.23
Car Rental	2,191.43
Car Insurance	24.95
Total Car Rental	**2,216.38**
Parking Expense	482.85
Travel Expense	10,436.51
Total Travelling	**16,748.18**
Utilities Expense	48.93
Mobile & Internet	11.67
Total Utilities Expense	**60.60**

	TOTAL
Total Expenses	**$218,763.06**
NET OPERATING INCOME	$ -100,872.32
Other Income	
Interest Earned	44.52
Total Other Income	**$44.52**
Other Expenses	
Interest Expense	13,733.71
Finance Charges	2,890.01
Total Interest Expense	**16,623.72**
Total Other Expenses	**$16,623.72**
NET OTHER INCOME	$ -16,579.20
NET INCOME	$ -117,451.52